EXHIBIT 12.1
NV ENERGY, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005

EARNINGS AS DEFINED:
Income From Continuing Operations
After Interest Charges	$182,936	$208,887	$197,295	$279,792	$86,137
Income Taxes	75,451	95,354	87,555	145,605	43,118
Income From Continuing Operations
before Income Taxes	258,387	304,241	284,850	425,397	129,255

Fixed Charges	360,896	335,868	310,876	336,024	319,654
Capitalized Interest (AFUDC-debt)	(20,229)	(29,527)	(25,967)	(17,119)	(24,691)
Preferred Stock Dividend Requirement	-	-	-	(3,602)	(6,000)

Total	$599,054	$610,582	$569,759	$740,700	$418,218

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$360,896	$335,868	$310,876	$332,422	$313,654
Preferred Stock Dividend Requirement	-	-	-	3,602	6,000

Total	360,896	335,868	310,876	336,024	319,654

RATIO OF EARNINGS TO FIXED CHARGES	1.66	1.82	1.83	2.20	1.31

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized), the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC.  “Earnings” represents pre-tax income from continuing operations before, solely with respect to the years ended December 31, 2006 and 2005, pre-tax preferred stock dividend requirement of SPPC plus fixed charges (excluding capitalized interest and the pre-tax preferred stock dividend requirement of SPPC for the years ended December 31, 2006 and 2005).